Exhibit 15
Telvent Announces Second Quarter and First Half 2010
Financial Results
Building for a Strong Future
•	Six-month Non-GAAP[1] Revenues Organically Increased 2.1% to € 351.0 Million
•	Six-month Adjusted EBITDA of € 50.3 Million
•	Six-month Non-GAAP Diluted EPS of € 0.61
•	Year-to-Date Bookings of € 420.1 Million, an 11.0% Organic Increase, Driving Backlog to € +1.0 Billion
August 6, 2010 — Telvent GIT, S.A. (NASDAQ: TLVT), a leading real-time IT solutions and information provider for a sustainable world today announced its unaudited consolidated financial results for the second quarter and first half of the year ended June 30, 2010.
Ignacio Gonzalez, Telvent’s Chief Executive Officer, said, “I am happy to announce a great quarter, where we believe that outstanding growth in bookings and backlog is positioning Telvent for a stronger future; we have been able to deliver positive results, despite the challenging economic environment in Europe, achieving organic growth in four of our five business segments.”
First Half 2010 Highlights
Revenues for the first half of 2010 were € 351.0 million, an increase of 2.1% from the same period of last year, excluding the € 19.3 million in revenues from the internal IT outsourcing division that the Company sold to Abengoa effective January 1, 2010.
Gross margin was 37.5% in the first half of 2010, compared to 36.7% in the same period of 2009. The increase in gross margins mainly was due to increased margins in the Energy and Environment segments.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the first six months of 2010 were € 50.3 million, or 14.3% of total revenues for the period, compared to € 52.1 million and 14.4% in the same period of 2009.
Operating margin for the first half of 2010 was 6.6%, compared to 12.4% in the first half of 2009. The decrease in operating margin results from the recognition of a one-time loss amounting to € 18 million related to a transportation project in Saudi Arabia.

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this press release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

The Company is currently negotiating with the customer and believes the most probable outcome will be a significant reduction in scope as result of an unresolved technical dispute. Excluding this impact, operating margin for the first half of 2010 would have been 11.8%.
Net income for the first half of 2010 was € 20.6 million, compared to € 20.5 million reported in the same period of 2009. Basic EPS for the first half of 2010 was € 0.61, compared to basic EPS of € 0.60 in the first half of 2009. Diluted EPS for the first half of 2010 was € 0.61, compared to diluted EPS of € 0.60 in the same period of 2009.
New order bookings, or new contracts signed, during the first half of 2010 totaled € 420.1 million, compared to € 378.3 million2 recorded in the same period of 2009, representing organic growth of 11.0% year-over-year.
Backlog, representing the portion of signed contracts for which performance is pending, was € 1,010.6 million as of June 30, 2010, reflecting a 13.1% organic increase over the € 893.7 million2 in backlog at the end of December 2009.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.4 billion.
As of June 30, 2010, cash and cash equivalents were € 49.9 million and total debt, including a net € 92.1 million credit line due to related parties, amounted to € 488.4 million, resulting in a net debt position of € 438.5 million. As of December 31, 2009, the Company’s net debt position2 was € 307.8 million, representing a change in net debt position of €  (130.7) million.
For the first quarter of 2010, cash used in operating activities (excluding interest paid) was € 47.8 million and net cash was also used by € 8.8 million from other assets (mainly restricted cash and credit line receivable with related parties). Cash was also used to pay interest of € 8.1 million; in acquisitions/divestures for a net total of € 10.8 million and to pay recurrent CAPEX of € 15.8 million. Other changes in net debt were due to changes in accounting principle or foreign exchange translation impact.
Second Quarter 2010 Highlights
Revenues for the second quarter of 2010 were € 186.0 million, an increase of 5.9% from the same period of last year, excluding the € 9.8 million in revenues from the internal IT outsourcing division that the Company sold effective January 1, 2010.
Gross margin was 36.0% in the second quarter of 2010, compared to 34.7% in the second quarter of 2009.
EBITDA for the second quarter of 2010 were € 26.3 million, or 14.1% of total revenues for the period, compared to € 24.4 million and 13.2% in the second quarter of 2009.

[2]	It excludes the internal IT outsourcing division sold to Abengoa effective January 1, 2010.

Operating margin for the second quarter of 2010 was 1.8%, compared to 11.2% in the second quarter of 2009. The decrease in operating margin results from the recognition of a one-time loss amounting to € 18 million related to a transportation project in Saudi Arabia. The Company is currently negotiating with the customer and believes the most probable outcome will be a significant reduction in scope as result of an unresolved technical dispute. Excluding this impact, operating margin for the second quarter of 2010 would have been 11.5%.
Net income for the second quarter of 2010 was € 10.5 million, compared to € 9.9 million reported in the second quarter of 2009. Basic EPS for the second quarter of 2010 was € 0.31, compared to basic EPS of € 0.29 in the same quarter of 2009. Diluted EPS for the second quarter of 2010 was € 0.31, compared to diluted EPS of € 0.29 in the same quarter of 2009.
New order bookings, or new contracts signed, during the second quarter of 2010 totaled € 215.8 million, compared to € 162.9 million2 recorded in the second quarter of 2009, representing an organic growth of 32.5% quarter-over-quarter.
Business Outlook
The Company is updating its Non-GAAP revenue guidance for the fiscal year ending December 31, 2010. For fiscal year 2010, the Company expects organic revenue growth to be between the range of 1% and 5% (previous range was 3% – 5%). The Company is also updating its Non-GAAP operating margin and Non-GAAP diluted EPS guidance as a result of the one-time loss associated with its transportation project in Saudi Arabia. For fiscal year 2010, the Company expects to achieve an operating margin between 11% and 12% (previous range was 12% – 13%), and a Non-GAAP diluted EPS in the range of € 1.38 to € 1.41 (previous range was € 1.51 – € 1.54).
Business Highlights
Energy
Some of the most relevant projects signed during the second quarter half of 2010 were as follows:
▪	Contract with Vattenfall, the Swedish utility, to extend the operation of its smart metering system, Amrelva 3, until the year 2014. Vattenfall and Telvent have also signed a letter of intent to work together in the operation and enhancement of the entire metering network for the next six years. The intention is to operate more than 850,000 meters in Sweden, including both industrial and residential customers through 2017. With Telvent solutions, we expect Vattenfall will have the capability to compile, analyze and process, in real time, an entire new set of data retrieved from the smart meter network.
▪	Project with the Maharashtra State Electricity Distribution Co. to implement the baseline data and information technology (IT) applications for energy accounting auditing and IT-based consumer service centers for 95 towns in India. With Telvent Smart Grid Solution, we believe Maharashtra will be able to measure effectively the aggregate technical and commercial losses and increase reliability and the quality of electric supply to its customers, as well as enhance the operation of the distribution network.
▪	Contract with PetroChina Company Limited (PetroChina), to install Telvent SCADA system in the Qin-Shen pipeline, located in the northern part of the country. The Telvent control system will collect real-time data transactions, the transmission link with the main control center and enable safe and efficient management of that infrastructure, which is currently under expansion.
▪	Contract with Bunde Etzel Pipeline — Gesellschaft mbH & Co. KG (BEP) to deliver a turnkey control system for BEP’s newly constructed natural gas transport pipeline. The Telvent control solution will help assure the security, safety, and efficient operation of the new pipeline — which we believe is critical to support the growing natural gas market in Europe.
Transportation
During the second quarter of 2010 some of the significant contracts signed were:
▪	Contract with the Washington State Department of Transportation (WSDOT) to help implement an Open Road Tolling system on the SR 520 bridge in Seattle. Telvent will provide the toll collection system for the program. The goal of the system is to improve traffic conditions and increase drivers’ safety, while assuring WSDOT’s ability to accurately and reliably collect toll revenue. The project is part of the Lake Washington Congestion Management Program, a series of projects to explore innovative ways make the roadways smarter on I-90 and SR 520.
▪	Project with the City of Barcelona, Spain, to supply maintenance services to the control center of the tunnel network in Barcelona, which has a total of 17 tunnels and a length of more than eight kilometers. The contract has duration of two years renewable for two additional years. We believe this contract represents a renewal of confidence by the City of Barcelona in Telvent as a leading provider of management solutions for mobility ITS.
▪	Contract with Binkley & Barfield, in United States, for the design of ITS systems and equipment project of rebuilding the I-35. Similarly, Telvent will design specifications for communications networks and criteria for integration of ITS systems in the Control Center TxDOT (Texas Department of Transportation) in Waco.
▪	Project in Spain’s Bay of Cadiz to implement the Telvent SmartMobilityTM Light Rail Solution for the new metropolitan light rail system. The new light rail system, which is planned to have a total of 22 stations along its 24-kilometer route, is expected to go operational by 2011. The contract encompasses implementation and integration of the operational assistance systems; automatic ticketing systems based on contact-less technology; traveler information system; closed-circuit television surveillance (CCTV); intercom system; light rail signaling and the communications network.

Environment
During the second quarter of 2010, significant contracts signed were:
▪	Project with Deutscher Wetterdienst, the German Weather Service, for the supply, installation and maintenance of Telvent’s Automated Weather Observing System (AWOS) solution. Our AWOS will be installed at all 16 German International Airports during 2011-2012, which include major Airport like Berlin, Frankfurt and Munich. We believe the project will greatly expand Telvent’s AWOS presence in Europe while also providing superior weather monitoring services to airports throughout Germany.
▪	Project to provide a new aviation information system at Antwerp airport, for Belgocontrol, the autonomous public company in charge of the safety of air traffic in the civil airspace for which the Belgian State is responsible. Belgocontrol will rely on Telvent’s Automated Terminal Information System (ATIS) for information relating to terminal area operations. This new system will be integrated within the existing D-ATIS/VOLMET systems already installed at Brussels International (Zaventem), Charleroi, Liège and Ostend airports, which were provided by Telvent. In addition, Belgocontrol is utilizing Telvent’s Automated Weather Observation System (AWOS) to obtain weather information critical to flight operations at the main Belgian airports.
▪	Contract with EmCali in Colombia to implement a SCADA system for the Cali city aqueduct and sewer network. The project consists in the control of the primary network comprised of nine pumping stations, four water treatment plants and a waste water treatment plant; and of the secondary network consisting of 16 pumping stations and the sewer system, integrating all the information in a Control Center that includes of SCADA, GIS and applications to help the network operation.
Agriculture
Almost all revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. We continue to maintain subscription retention rates over 88% in our Agriculture segment, which exemplifies the resilience of this business segment.
We have over 560,000 subscribers to our business information in our Agriculture segment, including 36,100 of the largest farm producers who are paying for premium content; 14,500 originators and local/regional agribusiness users, including top elevators, ethanol plants and feedlots; and 4,000 agribusiness users using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill, along with the majority of the top corn and soybean producers in the United States. During the first six months of 2010, transactions involving more than 31.5 million bushels of grain were transacted through our grains trading portal between our approximately 1,053 agribusiness portal locations and our approximately 24,728 registered portal producers.
Global Services

Significant contracts signed in the second quarter of 2010, among others, were:
▪	Contract with IRB-RE (Institute of Resseguros do Brasil) in Brazil for the implementation of SAP in three phases: project consultancy, project implementation and maintenance and support.
▪	Contract with ADIF (the Spanish railway infrastructure administrator) for a railway traffic control simulator, factory and Telvent data center development, and software and simulator development. ADIF plays an important role in rendering the railway sector more dynamic, thereby contributing to making the train the quintessential means of transportation.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed or added back from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
- Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environment segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success.
As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements were deem to establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidated, up to December 31, 2009, the results of such UTEs for GAAP purposes, and excluded, for non-GAAP purposes, the revenues and cost of revenues attributable to other venture partners.

Effective January 1, 2010, the Company has applied SFAS 167 which introduces the concept of joint control. The adoption of this Statement has resulted in the deconsolidation of most of our joint venture arrangements, and these investments are now carried under the equity method for GAAP purposes. For non-GAAP purposes, the Company includes in its revenues and cost of revenues its portion of revenues and margins associated with the work it is carrying out through the UTE.
The disclosed non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
- Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.
- Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
- Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
- Accounting effect of convertible debt: On April 19, 2010 the Company issued US $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015. Under certain circumstances, the Notes will be convertible into cash, the Company’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. For GAAP purposes, the notes are considered to be a hybrid instrument bearing an option which, upon the exercise thereof, the purchaser can elect to receive either the face or redemption amount of the notes or the number of common shares into which the notes are convertible. The option embedded in these Notes is classified as a derivative instrument recorded at fair value, with changes in fair value recorded in the Consolidated Statements of Operations as “Other financial income (expenses)”. For its non-GAAP net income measure, the Company excludes the non-cash impact of this mark-to-market of the embedded option and the non-cash amortization of the initial fair value of the option, which is recognized as additional financial expense for GAAP purposes.

Conference Call Details
Ignacio Gonzalez, Chief Executive Officer, and Barbara Zubiria, Chief Accounting Officer and Head of Investor Relations, will conduct a conference call to discuss second quarter 2010 results, which will be simultaneously webcast, at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Friday, August 6, 2010.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 89436669.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com)
Investor Relations Contact
Bárbara Zubiría
Tel. +1 301 354 4680
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 18, 2010, and updated, if applicable, by Telvent’s Quarterly Report on Form 6-K for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 26, 2010.

Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2010 (Unaudited)	2009 (Audited)
Assets:
Current assets:
Cash and cash equivalents	€ 49,883	€ 92,893
Other short-term investments	1,173	758
Derivative contracts	2,300	2,622
Accounts receivable (net of allowances of € 1,185 as of June 30, 2010 and € 1,122 as of December 31, 2009)	124,514	66,450
Unbilled revenues	345,113	320,919
Due from related parties	37,170	8,762
Inventory	19,959	20,432
Other taxes receivable	22,234	18,974
Deferred tax assets	4,976	4,137
Other current assets	7,393	5,694

Total current assets	€ 614,715	€ 541,641
Deposits and other investments	7,477	7,476
Investments carried under the equity method	7,814	6,472
Property, plant and equipment, net	83,516	81,549
Long-term receivables and other assets	11,101	10,732
Deferred tax assets	64,656	41,166
Other intangible assets, net	219,121	184,359
Goodwill	276,242	234,404
Derivative contracts long-term	2,270	831

Total assets	€ 1,286,912	€ 1,108,630

Liabilities and equity:
Current liabilities:
Accounts payable	€ 220,540	€ 264,368
Billings in excess of costs and estimated earnings	74,587	61,989
Accrued and other liabilities	23,441	15,951
Income and other taxes payable	26,239	24,526
Deferred tax liabilities	4,427	4,554
Due to related parties	119,905	63,915
Current portion of long-term debt	9,695	17,621
Short-term debt	59,048	97,335
Short-term leasing obligations	2,010	8,822
Derivative contracts	3,872	4,788

Total current liabilities	€ 543,764	€ 563,869
Long-term debt less current portion	165,876	171,202
Long-term leasing obligations	1,624	13,043
Derivative contracts long-term	9,851	1,430
Other long term liabilities	24,554	29,516
Convertible notes, net of conversion option	110,314	—
Deferred tax liabilities	55,174	48,226
Unearned income	2,440	1,360

Total liabilities	€ 913,597	€ 828,646

Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2010 (Unaudited)	2009 (Audited)
Commitments and contingencies	—	—

Equity:
Non-controlling interest	559	208
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in-capital	94,609	94,481
Accumulated other comprehensive income (loss)	31,340	(24,967)
Retained earnings	149,059	112,514

Total shareholders’ equity	€ 372,756	€ 279,776

Total Equity	€ 373,315	€ 279,984

Total liabilities and shareholders’ equity	€ 1,286,912	€ 1,108,630

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues	€ 181,230	€ 185,524	€ 338,961	€ 368,046
Cost of revenues	113,883	121,225	208,843	234,783

Gross profit	€ 67,347	€ 64,299	€ 130,118	€ 133,263

General and administrative	31,089	31,011	61,146	59,975
Sales and marketing	7,035	5,625	15,282	13,497
Research and development	2,728	3,731	5,562	8,560
Depreciation and amortization	9,128	7,028	17,082	13,907
Other allowances	18,035	—	18,035	—

Total operating expenses	€ 68,015	€ 47,395	€ 117,107	€ 95,939

Income (loss) from operations	(668)	16,904	13,011	37,324
Interest expense	(4,837)	(9,343)	(12,204)	(16,579)
Interest income	(29)	88	43	113
Other financial income (expense), net	32,418	1,803	30,092	(3,884)
Income (loss) from companies carried under the equity method	(362)	101	1,834	180
Other income (expense), net	—	(780)	—	(780)

Total other income (expense)	€ 27,190	€ (8,131)	€ 19,765	€ (20,950)

Income before income taxes	26,522	8,773	32,776	16,374
Income tax expense (benefit)	(4,587)	609	(4,391)	1,802

Net income	€ 31,109	€ 8,164	€ 37,167	€ 14,572

Loss/(profit) attributable non-controlling interests	(292)	80	(622)	(201)

Net income attributable to the parent company	€ 30,817	€ 8,244	€ 36,545	€ 14,371

Earnings per share
Basic net income attributable to the parent company per share	€ 0.91	€ 0.24	€ 1.08	€ 0.42

Diluted net income attributable to the parent company per share (*)	€ 0.19	€ 0.24	€ 0.35	€ 0.42

Weighted average number of shares outstanding
Basic	33,723,197	34,094,159	33,723,197	34,094,159
Diluted	38,724,157	34,094,159	36,421,948	34,094,159

(*)	Diluted Earnings per share was calculated using the “as-if-converted” method for the Company’s convertible bonds

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net income	37,167	14,572
Less (profit)/loss attributable to non-controlling interest	(622)	(201)

Net income attributable to the parent company	36,545	14,371
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities	(22,552)	21,688
Change in operating assets and liabilities, net of amounts acquired	(67,996)	(8,649)
Change in operating assets and liabilities, due to temporary joint ventures	(1,875)	(1,920)
Adoption of SFAS 167	(5,707)	—

Net cash provided by (used in) operating activities	€ (61,585)	€ 25,691

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	286	(23,419)
Due from related parties	(7,690)	9,744
Purchase of property, plant & equipment	(6,757)	(4,355)
Investment in intangible assets	(9,072)	(3,165)
Acquisition of subsidiaries, and non-controlling interests, net of cash	(13,797)	(12,082)
Disposal / (acquisition) of investments	2,599	(1,000)
Net cash provided by (used in) investing activities	€ (34,431)	€ (34,277)

Cash flows from financing activities:
Proceeds from long-term debt	163,410	10,521
Repayment of long-term debt	(203,718)	(8,297)
Proceeds from short-term debt	11,188	14,585
Repayment of short-term debt	(70,305)	(5,432)
Proceeds from Issuance of convertible notes	142,133	—
Dividends paid to shareholders	—	(12,274)
Dividends paid to non controlling interest	—	(1,283)
Proceeds (repayments) of government loans	124	(425)
Due to related parties	4,948	15,565

Net cash provided by (used in) financing activities	€ 47,780	€ 12,960

Net increase (decrease) in cash and cash equivalents	€ (48,236)	€ 4,374
Net effect of foreign exchange in cash and cash equivalents	5,226	359
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	553	6,931

Cash and cash equivalents at the end of period	€ 49,883	€ 72,456

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	4,838	3,284
Interest	10,354	16,874
Non-cash transactions:
Capital leases	450	2,289

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
US GAAP	2010	2009	2010	2009
Revenues
Energy	€ 63,344	€ 53,501	€ 116,553	€ 105,071
Transportation	43,721	50,944	82,194	102,196
Environment	15,801	14,680	27,998	29,709
Agriculture	21,291	19,505	41,104	40,501
Global Services	37,073	46,894	71,112	90,569

	€ 181,230	€ 185,524	€ 338,961	€ 368,046

Gross Margin
Energy	35.5%	36.0%	37.6%	36.6%
Transportation	24.5	20.8	29.2	25.6
Environment	48.2	41.8	45.3	41.6
Agriculture	72.7	73.3	72.7	72.6
Global Services	29.8	29.9	27.7	29.6

	37.2%	34.7%	38.4%	36.2%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Non-GAAP	2010	2009	2010	2009
Revenues
Energy	€ 63,520	€ 54,296	€ 118,800	€ 106,155
Transportation	46,514	48,713	87,412	95,725
Environment	15,922	15,575	30,076	29,947
Agriculture	21,291	19,505	41,104	40,502
Global Services	38,713	47,197	73,643	90,753

	€ 185,960	€ 185,286	€ 351,035	€ 363,082

Gross Margin
Energy	35.4%	35.2%	37.5%	36.2%
Transportation	23.3	21.6	27.4	27.2
Environment	45.2	40.9	45.5	42.2
Agriculture	72.7	73.3	72.7	72.6
Global Services	28.4	29.6	26.7	29.5

	36.0%	34.7%	37.5%	36.7%

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2010	2009	2010		2009
Reconciliation of Non-GAAP Revenues:
Revenues		€ 181,230	€ 185,524	€ 338,961	€ 368,046
Joint Venture adjustment		4,730	(238)	12,074	(4,964)

Non-GAAP Revenues		185,960	185,286	351,035	363,082

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	%	37.2%	34.7%	38.4%	36.2
Joint Venture adjustment		(1.2)	—	(0.9)	0.5

Non-GAAP Gross Margin		36.0	34.7	37.5	36.7

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company		€ 30,817	€ 8,244	€ 36,545	€ 14,371
Loss/(profit) attributable non-controlling interests		292	(80)	622	201
Income tax expense (benefit)		(4,587)	609	(4,391)	1,802
Other income (expense), net		—	780	—	780
Income from companies carried under equity method		362	(101)	(1,834)	(180)
Other financial income (expense), net		(32,418)	(1,803)	(30,092)	3,884

Interest income		29	(88)	(43)	(113)
Interest expense		4,837	9,343	12,204	16,579
Depreciation and amortization		9,128	7,028	17,082	13,907
Other allowances		18,035	—	18,035	—

EBITDA		26,495	23,932	48,128	51,231
Adjustments
Stock compensation plan expense adjustment		99	452	1,540	904
Joint Venture adjustment		(344)	(13)	589	(12)

Adjusted EBITDA		26,250	24,371	50,257	52,123

Reconciliation of Non-GAAP Income (Loss) from Operations:
Income (loss) from Operations		€ (668)	€ 16,904	€ 13,011	€ 37,324
Joint Venture adjustment		(1,051)	(13)	473	(12)
Stock compensation plan expense adjustment		755	452	1,540	904
Amortization of Intangibles adjustment		4,379	3,406	8,307	6,707

Non-GAAP Income from Operations		3,415	20,749	23,331	44,923

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	%	(0.4)%	9.1%	3.8%	10.1
Joint Venture adjustment		(0.6)	0.0	(0.1)	0.5
Stock compensation plan expenses adjustment		0.4	0.3	0.5	0.0
Amortization of Intangibles adjustment		2.4	1.8	2.4	1.8

Non-GAAP Operating Margin		1.8	11.2	6.6	12.4

Reconciliations between GAAP and Non-GAAP Measures (continued)
     (In thousands of Euros, except margins, share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€ 30,817	€ 8,244	€ 36,545	€ 14,371
Joint Venture effect	(563)	(103)	(1,029)	(192)
Stock compensation plan expenses	755	452	1,540	904
Amortization of Intangibles	4,379	3,406	8,307	6,707
Mark to market of derivatives	106	(1,681)	1,328	804
Loss/(profit) attributable to non-controlling interests	303	137	647	215
Convertible notes accounting	(35,932)	—	(35,932)	—
Tax effect of previous adjustments	10,583	(540)	9,187	(2,324)

Non-GAAP Net income attributable to the parent company	10,448	9,915	20,593	20,485

Reconciliation of Non-GAAP Earnings per Share:
GAAP Basic Earnings per share	€ 0.91	€ 0.24	€ 1.08	€ 0.42
Joint Venture effect on EPS	(0.02)	(0.01)	(0.03)	(0.01)
Stock compensation plan expenses effect on EPS	0.02	0.01	0.05	0.03
Amortization of Intangibles effect on EPS	0.13	0.10	0.25	0.20
Mark to market of derivatives effect on EPS	0.00	(0.04)	0.04	0.02
Loss/(profit) attributable to non-controlling interests	0.01	0.00	0.02	0.01
Convertible debt accounting	(1.07)	0.00	(1.07)	0.00
TAx effect of previous adjustments effect on EPS	0.33	(0.01)	0.27	(0.07)

Non-GAAP Basic Earnings per share	0.31	0.29	0.61	0.60

GAAP Diluted Earnings per share	€ 0.19	€ 0.24	€ 0.35	€ 0.42
Joint Venture effect on EPS	(0.01)	(0.01)	(0.03)	(0.01)
Stock compensation plan expenses effect on EPS	0.02	0.01	0.04	0.03
Amortization of Intangibles effect on EPS	0.11	0.10	0.23	0.20
Mark to market of derivatives effect on EPS	0.00	(0.04)	0.04	0.02
Loss/(profit) attributable to non-controlling interests	0.01	0.00	0.02	0.01
Tax effect of previous adjustments effect on EPS	(0.01)	(0.01)	(0.04)	(0.07)

Non-GAAP Diluted Earnings per share	0.31	0.29	0.61	0.60